Exhibit 99.1

CYBERARK SOFTWARE LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31, 2023	June 30, 2024
		Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$355,933	$641,014
Short-term bank deposits	354,472	231,037
Marketable securities	283,016	528,086
Trade receivables (net of allowance for credit losses of $6 and $50 at December 31, 2023 and June 30, 2024, respectively)	186,472	156,049
Prepaid expenses and other current assets	31,550	34,983

Total current assets	1,211,443	1,591,169

LONG-TERM ASSETS:
Marketable securities	324,548	30,871
Property and equipment, net	16,494	16,477
Intangible assets, net	20,202	16,665
Goodwill	153,241	153,241
Other long-term assets	214,816	227,140
Deferred tax assets	81,464	85,021

Total long-term assets	810,765	529,415

TOTAL ASSETS	$2,022,208	$2,120,584

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Cont.)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31, 2023	June 30, 2024
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,971	$6,189
Employees and payroll accruals	95,538	75,909
Accrued expenses and other current liabilities	36,562	37,979
Convertible senior notes, net	572,340	573,824
Deferred revenues	409,219	442,223

Total current liabilities	1,124,630	1,136,124

LONG-TERM LIABILITIES:
Deferred revenues	71,413	75,887
Other long-term liabilities	33,839	31,601

Total long-term liabilities	105,252	107,488

TOTAL LIABILITIES	1,229,882	1,243,612

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at June 30, 2024 and December 31, 2023; Issued and outstanding: 43,229,302 shares at June 30, 2024 and 42,255,336 shares at December 31, 2023, respectively	111	113
Additional paid-in capital	827,260	918,948
Accumulated other comprehensive loss	(1,849)	(1,440)
Accumulated deficit	(33,196)	(40,649)

Total shareholders' equity	792,326	876,972

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,022,208	$2,120,584

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Six Months Ended June 30,
	Unaudited
	2023	2024
Revenues:
Subscription	$198,887	$314,653
Perpetual license	8,972	6,588
Maintenance and professional services	129,689	125,015

	337,548	446,256

Cost of revenues:
Subscription	33,578	43,563
Perpetual license	531	782
Maintenance and professional services	40,630	43,081

	74,739	87,426

Gross profit	262,809	358,830

Operating expenses:

Research and development	105,920	110,470
Sales and marketing	200,517	220,303
General and administrative	42,396	58,411

Total operating expenses	348,833	389,184

Operating loss	(86,024)	(30,354)
Financial income, net	21,488	27,399

Loss before taxes on income	(64,536)	(2,955)
Tax benefit (taxes on income)	3,730	(4,498)

Net loss	$(60,806)	$(7,453)

Basic net loss per ordinary share	$(1.47)	$(0.17)
Diluted net loss per ordinary share	$(1.47)	$(0.17)

Other comprehensive income

Change in net unrealized gains on marketable securities:
Net unrealized gains arising during the period	1,764	2,574

	1,764	2,574
Change in unrealized net gain (loss) on cash flow hedges:
Net unrealized losses arising during the period	(4,497)	(1,503)
Net gains (losses) reclassified into net loss	4,797	(662)

	300	(2,165)

Other comprehensive income, net of taxes of $281 and $56 for the six months ended June 30, 2023, and 2024, respectively	2,064	409

Total comprehensive loss	(58,742)	(7,044)

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data and unless otherwise indicated)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2023	41,028,571	$107	$660,289	$(15,560)	$33,308	$678,144

Exercise of options and vested RSUs granted to employees	761,042	2	774	-	-	776
Other comprehensive income, net of tax	-	-	-	2,064	-	2,064
Share-based compensation	-	-	64,212	-	-	64,212
Issuance of ordinary shares under employee stock purchase plan	57,032	1	7,502	-	-	7,503
Net loss	-	-	-	-	(60,806)	(60,806)

Balance as of June 30, 2023 (Unaudited)	41,846,645	$110	$732,777	$(13,496)	$(27,498)	$691,893

Exercise of options and vested RSUs granted to employees	346,827	1	10,288	-	-	10,289
Other comprehensive income, net of tax	-	-	-	11,647	-	11,647
Share-based compensation	-	-	76,192	-	-	76,192
Issuance of ordinary shares under employee stock purchase plan	61,864	*	8,003	-	-	8,003
Net loss	-	-	-	-	(5,698)	(5,698)

Balance as of December 31, 2023	42,255,336	$111	$827,260	$(1,849)	$(33,196)	$792,326

Exercise of options and vested RSUs granted to employees	917,914	2	3,823	-	-	3,825
Other comprehensive income, net of tax	-	-	-	409	-	409
Share-based compensation	-	-	78,272	-	-	78,272
Issuance of ordinary shares under employee stock purchase plan	55,926	*	9,573	-	-	9,573
Conversion of Convertible Senior Notes	126	*	20	-	-	20
Net loss	-	-	-	-	(7,453)	(7,453)

Balance as of June 30, 2024 (Unaudited)	43,229,302	$113	$918,948	$(1,440)	$(40,649)	$876,972

*          Represents an amount lower than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Six Months Ended June 30,
	Unaudited
	2023	2024
Cash flows from operating activities:
Net loss	$(60,806)	$(7,453)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,787	8,046
Share-based compensation	63,966	78,030
Amortization of premium and accretion of discount on marketable securities, net	(1,474)	(3,632)
Impairment of available-for-sale marketable securities	-	2,674
Deferred income taxes, net	(8,430)	(314)
Amortization of debt discount and issuance costs	1,496	1,504
Decrease in trade receivables	15,322	30,423
Increase in prepaid expenses, other current and long-term assets and others	(16,328)	(16,629)
Changes in operating lease right-of-use assets	3,865	3,346
Increase (decrease) in trade payables	370	(4,619)
Increase in short-term and long-term deferred revenue	10,212	37,478
Decrease in employees and payroll accruals	(17,868)	(12,394)
Increase in accrued expenses and other current and long-term liabilities	614	671
Changes in operating lease liabilities	(4,773)	(4,153)

Net cash provided by (used in) operating activities	(5,047)	112,978

Cash flows from investing activities:
Investment in short-term and long-term deposits	(87,318)	(170,820)
Proceeds from short-term and long-term deposits	178,603	292,675
Investment in marketable securities and other	(228,232)	(129,480)
Proceeds from sales and maturities of marketable securities and other	181,569	181,482
Purchase of property and equipment	(3,522)	(4,485)

Net cash provided by investing activities	41,100	169,372

Cash flows from financing activities:
Proceeds from (payments of) withholding tax related to employee stock plans	5,213	(7,361)
Proceeds from exercise of stock options	777	3,845
Proceeds in connection with employee stock purchase plan	7,695	9,771

Net cash provided by financing activities	13,685	6,255

Increase in cash and cash equivalents	49,738	288,605
Effect of exchange rate differences on cash and cash equivalents	(892)	(3,524)

Cash and cash equivalents at the beginning of the period	347,338	355,933

Cash and cash equivalents at the end of the period	$396,184	$641,014

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$582	$2,583
Non-cash purchase of property and equipment	$576	$582

Supplemental disclosure of cash flow activities:

Cash paid for income taxes	$5,304	$8,662

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 1:-	OVERVIEW, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
a.
CyberArk Software Ltd. (together with its subsidiaries, the “Company”) is an Israeli company that develops, markets and sells software-based identity security solutions and services. The Company's solutions and services secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. With CyberArk’s identity security platform, organizations can enable Zero Trust and least privilege with broad visibility, ensuring that every identity can securely access any approved resource, located anywhere, from everywhere – with a single Identity Security Platform. CyberArk has extended intelligent privilege controls across the entire identity lifecycle, for all types of identities. The CyberArk Identity Security Platform enables organizations to secure all identities – including workforce, IT, developers and machines – against cyber threats with intelligent privilege controls.

b.	Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 13, 2024.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2024, the Company’s condensed consolidated statements of comprehensive loss and shareholders’ equity for the three and six months ended June 30, 2024 and 2023, and cash flows for the six months ended June 30, 2024 and 2023. The results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the full year ending December 31, 2024 or any other future interim or annual period.

c.	Use of estimates:

The preparation of condensed financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation, fair value of the convertible senior notes liability, as well as the determination of standalone selling prices in revenue transactions with multiple performance obligations and the estimated period of benefit for deferred contract costs. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 1:-	OVERVIEW, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables, severance pay funds and derivative instruments.

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States are in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand, and the Company believes that the financial institutions that hold the Company's cash deposits are financially sound and, accordingly, bear minimal risk.

The Company's marketable securities consist of investments, which are highly rated by credit agencies, in government, corporate and government sponsored enterprises debentures. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, in order to reduce credit risk concentrations.

The trade receivables of the Company are mainly derived from sales to a diverse set of customers located primarily in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any significant losses.

The Company has entered into forward contracts with major banks in Israel to protect against the risk of changes in exchange rates. The derivative instruments hedge a portion of the Company's non-dollar currency exposure.

e.	Significant Accounting Policies:

For a summary of the Company’s significant accounting policies refer to “Note 2. Significant Accounting Policies” of its Annual Report on Form 20-F for the fiscal year ended December 31, 2023. There have been no material changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2023 included in the Annual Report on Form 20-F other than those noted below.

f.	Recently issued accounting standards:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 2:- REVENUE RECOGNITION:

The following table presents the Company's revenue by category:

	Six Months Ended June 30,
	2023	2024
	(Unaudited)

SaaS	$130,551	$209,894
Self-hosted subscription*	68,336	104,759
Perpetual license	8,972	6,588
Maintenance and support	104,826	99,183
Professional services	24,863	25,832

	$337,548	$446,256

* Self-hosted subscription also includes maintenance associated with self-hosted subscriptions. For additional information regarding disaggregated revenues, please refer to Note 11 below.

Unbilled Receivable:

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of December 31, 2023 and June 30, 2024, $20,194, and $22,348 short-term unbilled receivables are included in trade receivables, respectively, and $1,000 and $5,449 long-term unbilled receivables are included in other long-term assets, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 2:-	REVENUE RECOGNITION (Cont.)

Contract Liabilities:

Contract liabilities consist of deferred revenue and include unearned amounts received under maintenance and support contracts and professional services that do not meet the revenue recognition criteria as of the balance sheet date. Contract liabilities also include unearned, invoiced amounts in respect of SaaS and self-hosted subscription contracts whereby there is an unconditional right for consideration. Deferred revenues are recognized as (or when) the Company performs under the contract. During the six months ended June 30, 2024, the Company recognized $232,883 that were included in the deferred revenues balance as of December 31, 2023.

Remaining Performance Obligations:

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which include deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was $1,004 million as of June 30, 2024, out of which, the Company expects to recognize approximately 60% during the next 12 months, and the remainder thereafter.

Deferred Contract Costs:

Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized over an expected period of benefit.

For the six months ended June 30, 2023 and 2024, the amortization of deferred contract costs included in sales and marketing expenses was $25,807 and $29,464, respectively.

As of December 31, 2023 and June 30, 2024, the Company presented deferred contract costs from contracts which are for periods of less than 12 months of $696 and $429 in prepaid expenses and other current assets, respectively, and deferred contract costs in respect of contracts which are greater than 12 months of $166,733 and $174,732 in other long-term assets, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 3:- DERIVATIVE INSTRUMENTS

The company instituted a foreign currency cash flow hedging program to hedge against the risk of changes in cash flows mainly resulting from foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS. These forward and option contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, as their critical terms match underlying transactions being hedged.

As of December 31, 2023 and June 30, 2024, the amount recorded in accumulated other comprehensive loss from the Company's currency forward and option transactions was $2,670, net of tax of $364, and $505, net of tax of $69, respectively.

As of June 30, 2024, the notional amounts of foreign exchange forward and swap contracts into which the Company entered were $48,840. The foreign exchange forward contracts will expire by December 2024. The fair value of derivative instruments assets balances as of December 31, 2023 and June 30, 2024, totaled $3,074 and $674, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2023 and June 30, 2024, totaled $40 and $100, respectively.

The following table presents gains (losses) reclassified from accumulated other comprehensive loss to the statements of comprehensive loss per line item:

	Six Months Ended June 30,
	2023	2024
	(Unaudited)

Cost of revenues	$328	$(44)
Research and development	3,588	(494)
Sales and marketing	598	(83)
General and administrative	938	(131)

Total gains (losses), before tax benefit (taxes on income)	5,452	(752)
Tax benefit (taxes on income)	(654)	90

Total gains (losses), net of tax benefit (taxes on income)	$4,798	$(662)

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and swap transactions and holds foreign exchange deposits to economically hedge certain net asset balances in Euros, British Pounds Sterling, and NIS. Gains and losses related to such derivative instruments are recorded in financial income (expense), net. As of June 30, 2024, with respect to these transactions, the notional amounts of foreign exchange forward contracts into which the Company entered were $65,233. The foreign exchange forward contracts will expire by January 2029.

The fair value of derivative instruments assets balances as of December 31, 2023 and June 30, 2024, totaled $6 and $1,099, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2023 and June 30, 2024, totaled $996 and $21, respectively. For the six months ended June 30, 2023 and 2024, the Company recorded financial income (expense), net from hedging transactions of $(539) and $2,179, respectively.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 4:-	MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2023 and June 30, 2024:

	December 31, 2023
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$324,485	$(4,998)	$357	$319,844
Government debentures	288,214	(828)	334	287,720

Total	$612,699	$(5,826)	$691	$607,564

	June 30, 2024 (Unaudited)
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$354,874	$(2,247)	$38	$352,665
Government debentures	206,293	(3)	2	206,292

Total	$561,167	$(2,250)	$40	$558,957

The following table summarizes the continuous unrealized loss position and fair value of available-for-sale marketable securities as of December 31, 2023 and June 30, 2024, by duration of continuous unrealized loss:

	December 31, 2023		June 30, 2024 (Unaudited)
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value

Continuous unrealized loss position for less than 12 months	$(590)	$186,910	$-	$-
Continuous unrealized loss position for more than 12 months	(5,236)	190,560	(2,250)	49,345

	$(5,826)	$377,470	$(2,250)	$49,345

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2023 and June 30, 2024, by contractual years-to maturity:

	December 31, 2023		June 30, 2024 (Unaudited)
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$285,012	$283,016	$528,669	$528,086
Due between one and four years	327,687	324,548	32,498	30,871

	$612,699	$607,564	$561,167	$558,957

NOTE 5:- FAIR VALUE MEASUREMENTS

The carrying values of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other long-term and current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

The following tables present the fair value of money market funds and marketable securities as of December 31, 2023 and June 30, 2024:

	December 31, 2023			June 30, 2024 (Unaudited)
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$315,784	$-	$315,784	$463,120	$-	$463,120
Corporate debentures and commercial paper	-	1,001	1,001	-	1,398	1,398
Government debentures	-	1,194	1,194	-	11,861	11,861

Marketable securities:
Corporate debentures and commercial paper	-	319,844	319,844	-	352,665	352,665
Government debentures	-	287,720	287,720	-	206,292	206,292

Total money market funds and marketable securities measured at fair value	$315,784	$609,759	$925,543	$463,120	$572,216	$1,035,336

As of June 30, 2024, the estimated fair value of the Company's convertible senior notes was $992.3 million. The fair value was determined based on the closing quoted price of the convertible senior notes as of the last day of trading for the period and is considered Level 2 measurement. The fair value of the convertible senior notes is primarily affected by the trading price of the Company’s ordinary shares and market interest rates.

NOTE 6:-	NON-CANCELABLE MATERIAL PURCHASE OBLIGATIONS

The Company entered into non-cancelable material agreements for the receipt of cloud infrastructure services and subscription-based cloud services. Future payments under non-cancelable material purchase obligations as of June 30, 2024 (Unaudited) are as follows:

2024	28,978
2025	54,681
2026	60,326
2027	48,750

$192,735

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 7:-	CONVERTIBLE SENIOR NOTES, NET

The net carrying amount of the liability of the convertible senior notes issued by the company in 2019 (“Convertible Notes") as of December 31, 2023 and June 30, 2024 is as follows:

	December 31, 2023	June 30, 2024
		(Unaudited)
Liability component:

Remaining principal amount	$575,000	$574,980
Unamortized issuance costs	(2,660)	(1,156)

Net carrying amount	$572,340	$573,824

Interest expense related to the Convertible Notes was as follows:

	Six Months Ended June 30,
	2023	2024
	(Unaudited)

Amortization of debt issuance costs	$1,496	$1,504

Total interest expense recognized	$1,496	$1,504

During the six months ended June 30, 2024, the conditions allowing holders of the Convertible Notes to convert were met. The Company has received and settled an immaterial amount of conversion notices from the holders. As of December 31, 2023 and June 30, 2024, the Convertible Notes are classified as current liability.

Subsequent to June 30, 2024, approximately $72 million in aggregate principal amount of the Convertible Notes were converted or had been submitted by the holders for conversion and were settled during the fiscal quarters ending September 30, 2024 and December 31, 2024.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 8:- REVOLVING CREDIT FACILITY
On June 25, 2024, the Company entered into a revolving credit facility agreement (“Credit Facility”) with Bank Leumi le-Israel B.M. (“Lender”). The Credit Facility enables the Company to withdraw up to $250 million and matures on June 24, 2026.

The borrowings under the Credit Facility bear interest at a base rate plus a spread of 0.8% to 1.8%, or a three month Secured Overnight Financing Rate (“SOFR”) plus a spread of 2.45% to 4%. The ongoing fee on undrawn amounts is 0.7%.

The Credit Facility requires the Company to maintain at all times a minimum amount of $150 million unrestricted Cash and Cash equivalents, of which a minimum amount of $60 million is in the loan account. In addition, the Company is required to maintain a maximum quarterly net debt to adjusted EBITDA ratio of 4.5, stepping down to 2.5 over time. Non-compliance with a financial covenant may be cured by the next consecutive quarter. In addition, the Credit Facility limits the Company’s ability and the ability of its subsidiaries to, among other things, undergo a change in control, merge or consolidate, make acquisitions and incur pledges.

As of June 30, 2024, the Company has no outstanding amounts under the Credit Facility and was in compliance with all financial covenants.

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.	Share-based compensation:

The 2024 Share Incentive Plan (the “2024 Plan”) was adopted by our board of directors and became effective on June 1, 2024. 1,787,022 ordinary shares reserved for issuance were transferred from the 2014 Share Incentive Plan to the 2024 Plan.

The maximum aggregate number of shares that may be issued pursuant to awards under this 2024 Plan is the sum of (a) 1,786,992 ordinary shares, plus (b) on January 1 of each calendar year commencing in 2025, a number of ordinary shares equal to the lesser of: (i) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of ordinary shares of the Company outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 ordinary shares.

On January 1, 2021, the Company’s Employee Share Purchase Plan (“ESPP”) became effective. The ESPP enables eligible employees of the Company and its designated subsidiaries to elect to have payroll deductions made during a six-month offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The applicable purchase price will be no less than 85% of the lesser of the fair market value of the Company’s ordinary shares on the first day or the last day of the purchase period. The total number of ordinary shares initially reserved under the ESPP as of January 1, 2021 was 125,000 shares (the “ESPP Share Pool”). On January 1 of each year between 2022 and 2026, the ESPP Share Pool will be increased by a number of ordinary shares equal to the lower of (i) 1,000,000 ordinary shares, (ii) 1% of the Company’s outstanding ordinary shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of ordinary shares determined by the Company’s board of directors.

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

Under the 2024 Plan, options, restricted stock units (“RSUs”), performance share units (“PSUs”) and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2024 Plan and ESPP, as of June 30, 2024, an aggregate number of 1,981,068 ordinary shares were reserved for future grant. Any share under the 2024 Plan underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2024 Plan.

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for six months ended June 30, 2023 and 2024 is comprised as follows:

	Six Months Ended June 30,
	2023	2024
	(Unaudited)

Cost of revenues	$8,332	$10,233
Research and development	13,930	15,717
Sales and marketing	28,190	31,791
General and administrative	13,514	20,289

Total share-based compensation expense	$63,966	$78,030

The total unrecognized compensation cost amounted to $373,649 as of June 30, 2024 and is expected to be recognized over a weighted average period of 2.84 years.

c.	Options granted to employees:

There were no options granted, forfeited or expired during the six months ended June 30, 2024.

A summary of the activity in options to employees for the six months ended June 30, 2024 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2023	244,787	$78.85	4.24	$34,320

Exercised	55,710	68.65		$10,159

Balance as of June 30, 2024	189,077	$81.85	3.84	$36,221

Exercisable as of June 30, 2024	178,579	$77.78	3.58	$34,938

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

The expected volatility of the Company’s ordinary shares is based on the Company’s historical volatility. The expected option term represents the period of time that options granted are expected to be outstanding, based upon historical experience.

d.	A summary of RSUs and PSUs activity for the year ended June 30, 2024 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2023	2,639,337	$136.15

Granted	791,173	236.28
Vested	862,204	127.6
Forfeited	70,435	142.41

Unvested as of June 30, 2024	2,497,871	$170.64

The total fair value of RSUs and PSUs vested (based on fair value of the Company's ordinary shares at vesting date) during the six months ended June 30, 2024 was $213,213.

The amount of unvested PSU as of June 30, 2024 is 332,130.

e.

The following table summarizes the assumptions used in the Black-Scholes option pricing model to determine the fair value of the Company’s ordinary shares to be issued under the ESPP started on June 1, 2024:

Six Months Ended June 30,
ESPP	2024

Expected volatility	28.23%
Expected dividends	0%
Expected term (in years)	0.5
Risk free rate	5.39%

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 10:-	BASIC AND DILUTED NET LOSS PER SHARE

	Six Months Ended June 30,
	2023	2024
	(Unaudited)
Numerator:

Net loss available to shareholders of ordinary shares	$(60,806)	$(7,453)

Denominator:
Shares used in computing basic and diluted net loss per ordinary shares	41,384,895	42,689,375

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the computation of diluted net loss per ordinary share due to their antidilutive effect was 2,818,249 and 2,944,384 for the six months ended June 30, 2023 and 2024, respectively.

Additionally, approximately 3.6 million shares underlying the Convertible Notes are not considered in the calculation of diluted net loss per share as the effect would be anti-dilutive.

NOTE 11:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company identifies operating segments in accordance with ASC Topic 280, "Segment Reporting". Operating segments are defined as components of an entity for which separate financial information is available and is regularly reviewed by the chief operating decision maker in making decisions regarding resource allocation and evaluating financial performance. The Company determined it operates in one reportable segment as the Company's chief operating decision maker is the Chief Executive Officer who makes operating decisions, assesses performance and allocates resources on a consolidated basis.

b.	The total revenues are attributed to geographic areas based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company.

The following table presents total revenues for the six months ended June 30, 2023 and 2024:

CYBERARK SOFTWARE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 11:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Revenues:

	Six Months Ended June 30,
	2023	2024
	(Unaudited)

United States	$182,549	$218,793
Israel	3,235	4,214
United Kingdom	21,934	25,655
Europe, the Middle East and Africa *	71,741	114,071
Other	58,089	83,523
	$337,548	$446,256

For the six months ended June 30, 2023 and 2024, no single customer contributed more than 10% to the Company's total revenues.

*          Excluding United Kingdom and Israel

NOTE 12:-	SUBSEQUENT EVENTS

a.
On October 1, 2024, the Company completed the acquisition of Venafi Holdings, Inc., a leader in machine identity management, and its subsidiaries (collectively, “Venafi”). This acquisition will combine Venafi’s machine identity management capabilities with the Company’s leading identity security capabilities to establish a unified platform for end-to-end machine identity security at enterprise scale.

The Company will account for the acquisition as a business combination in accordance with ASC No. 805, “Business Combinations”. The purchase consideration transferred to Venafi amounted to $1.66 billion in a combination of $1.02 billion in cash and $0.64 billion of Company ordinary shares. Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Venafi`s technology into the Company’s portfolio.